VIA EDGAR

December 22, 2020

ALPS ETF Trust

1290 Broadway

Suite 1000

Denver, Colorado 80203

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tony Burak, Staff Accountant, Division of Investment Management, Disclosure Review and Accounting Office

RE:	ALPS ETF Trust (the "Registrant") File Nos. 333-148826, 811-22175

Dear Mr. Burak:

On behalf of the Registrant, set forth in the numbered paragraphs below are the Staff's oral comments provided on December 10, 2020 regarding Registrant's Form N-CSR filed on February 4, 2020 ("Annual Report"), accompanied by the Registrant's responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in Annual Report.

1.	Staff Comment: In future annual reports, please include the information required by Form N-1A, Item 27(b)(6) relating to fund directors.

Registrant's Response: Comment complied with by including the information required by Form N-1A, Item 27(b)(6) relating to fund directors in future annual reports.

2.	Staff Comment: Please update the Funds' website at www.alpsfunds.com to include the premium or discount information required by Form N-1A, Item 11(g)(2). Specifically, include information for both the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the fund, if shorter). The most recently completed calendar quarters information appeared to be missing from the website.

Registrant's Response: Comment complied with by including the premium or discount information required by Form N-1A, Item 11(g)(2) on the Funds' website.

* * *

If you have any questions or further comments, please contact me at 720.917.0883.

Sincerely,

/s/ Cara Owen

Cara Owen, Secretary

cc:	Adam Teufel

Dechert LLP